

Mail Stop 4631

December 12, 2017

Via E-mail
Victor Gallo
General Counsel
AP Gaming Holdco, Inc.
5475 S. Decatur Blvd., Suite 100
Las Vegas, NV 89118

> **Re: AP Gaming Holdco, Inc.**
> **Amendment 5 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 12, 2017**
> **CIK No. 1593548**

Dear Mr. Gallo:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1
Growth Strategies, page 8

1. We note the expanded disclosures you provided in response to comment 2 in our letter dated December 7, 2017.

- Please expand your disclosures to state the time period of which you anticipate you would increase your market share in the total EGM market by 1%.

- You disclose that your revenue per day for each EGM unit is $25.16. However, your disclosure on page 81 states that your revenue per day for the nine-months ended September 30, 2017 is $19.86. Please address this inconsistency in your disclosures.

- It remains unclear how the gross margins disclosed for each scenario of growth is based on your historical operating results. As previously noted, EGM adjusted EBITDA margin is 59% for fiscal year 2016 and 56% for the 12-months ended September 30, 2017, as disclosed on page 19. Please address this inconsistency in your disclosures.

- Please expand your disclosures to clarify why you are using gross margin for the amount of anticipated adjusted EBITDA.

- Please expand your disclosures to explain why the gross margin and adjusted EBITDA margin in new markets (i.e., Philippines and Brazil) would generate margins equal to or greater than margins generated in the US. In this regard, please expand your disclosures on page 10 to include Mexico's revenue per day for each installed unit and gross margin for the 7,471 installed units as of September 30, 2017. Please also disclose the number of units you have installed in Canada, including the market share percentage, revenue per day, and gross margins. These disclosures will allow investors to better understand your expectations for Philippines and Brazil markets.

Recent Developments, page 11

2. Please disclose the amount of additional annual interest expense the additional $65 million term loan will generate.

Summary Consolidated Historical Financial and Other Data, page 17

3. Please quantify each of the components listed in footnote c to your reconciliation for total adjusted EBITDA. Please also address this comment for the presentations within Management's Discussion and Analysis.

Capitalization, page 54

4. Please expand footnote 1 to the table presented to disclose the amount used to finance the acquisition, the amount used to pay fees and expenses for the acquisition, and the amount to be used for general corporate purposes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

5. Please expand the table on page 81 for the EGM reportable segment to separately present domestic and international data for installed base and revenue per day. In this regard, we note your presentations for the annual periods.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Al Pavot, Staff Accountant, at (202) 5551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Kimo Akiona
        Monica K. Thurmond, Esq.
        Christodoulos Kaoutzanis, Esq.